FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2024

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

BANCO DE CHILE REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Financial Market Commission and local Stock Exchanges, informing of certain resolutions adopted by the Board of Directors of Banco de Chile in the meeting held on January 25th, 2024, whereby it was resolved to schedule an Ordinary Shareholders Meeting, to be held on March 28th, 2024, with the purpose of approving the distribution as dividends of 65.6% of the net income obtained during the fiscal year ending on December 31, 2023.

Santiago, January 25, 2024

Mrs.

Solange Berstein Jáuregui

President

Financial Market Commission

Present

Mrs. President:

Pursuant to Articles 9 and 10 of Law No. 18,045 and Chapter 18-10 of the Regulation for Banks and Financial Institutions, I inform you as Material Information, that in the Ordinary Meeting No. BCH 3,004 held on January 25th, 2024, the Board of Directors of Banco de Chile resolved to summon an Ordinary Shareholders Meeting to be held on March 28th, 2024, to propose, among other matters, the following net income distribution for the fiscal year ended on December 31, 2023:

a)	Deducting and retaining from the net income obtained during fiscal year 2023, an amount equal to the correction of the paid capital value and reserves according to the Chilean Consumer Price Index variation occurred between November 2022 and November 2023, for an amount of CLP223,719,568,421, which will be added to the account of retained net incomes from previous fiscal years.

b)	From the resulting balance, to distribute, as dividend, 80% of the remaining net income, corresponding a dividend of CLP8.07716286860 per each one of the 101,017,081,114 Bank shares.

Thus, a distribution of 65.6% of the net income for the fiscal year ended on December 31, 2023, will be proposed as dividend.

Sincerely,

Eduardo Ebensperger O.

CEO

Banco de Chile

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 25, 2024

Banco de Chile

/s/ Eduardo Ebensperger O.
By:	Eduardo Ebensperger O.
CEO

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